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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549


                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            Citizens Holding Company
                            ------------------------
             (Exact name of registrant as specified in its charter)


            Mississippi                                    64-0666512
            -----------                                    ----------
(State of incorporation or organization)      (IRS Employer Identification No.)

     521 Main Street, Philadelphia, Mississippi            39350
 -------------------------------------------------      -----------
      (Address of principal executive office)           (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class      Name of each exchange on which
          to be so registered      each class is to be registered

    Common Stock, $.20 Par Value         American Exchange
    ----------------------------         -----------------

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:
N/A   (if applicable)
----

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                      ----
                                (Title of class)
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ITEM I.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

          The following summary of the terms of the common stock of Citizens Holding Company (the "Corporation") does not purport to be complete and is qualified in its entirety by reference to the Corporation's Articles of Incorporation and Bylaws, which are filed as Exhibits to this Form 8-A.

AUTHORIZED BUT UNISSUED SHARES

          As a result of a 5:1 stock split approved on October 27, 1998 and effective January 1, 1999, the Corporation's Amended Articles of Incorporation authorized the issuance of 3,750,000 shares of Common Stock, $.20 par value, of which 3,308,750 shares were issued and outstanding at August 23, 1999. Additionally, there are 45,000 shares held as Treasury Stock, bringing the total number of issued and outstanding shares, including those shares held in treasury to 3,353,750. However, at the April 13, 1999 Annual Shareholders Meeting, the Shareholders voted to increase the number of authorized shares to 15,000,000. Therefore, as of August 23, 1999, 15,000,000 shares were authorized and 3,353,750 were issued and outstanding (including the treasury shares).

          The remaining authorized but unissued Shares of Common Stock may be issued upon authorization of the Board of Directors without prior shareholder approval. If additional shares of the Corporation are issued, the shareholders are not entitled to subscribe for such additional shares in proportion to the number of Shares of Common Stock owned by them prior to such issuance. Accordingly, the shareholders of the Corporation could have their percentage ownership interest in the Corporation diluted if these shares are issued in the future.

COMMON STOCK

          VOTING RIGHTS

          Except for (a) supermajority votes required to approve certain business combinations and certain other specific matters to be discussed below and (b) certain corporate actions that must be approved by a majority of the outstanding votes of the relevant voting group under the Mississippi Business Corporation Act, the affirmative vote of the holders of the majority of the votes cast at a meeting at which a quorum is present is sufficient to approve matters submitted for shareholder approval, except that Directors are elected by cumulative voting.

          DIVIDEND RIGHTS

          The holders of shares of Common Stock are entitled to receive dividends as and when declared by the Board of Directors from funds legally available for their payment. A dividend may be paid by the Corporation only if, after paying such dividend, (a) the Corporation would

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be able to pay its debts as they become due in the usual course of business, and
(b) the Corporation's total assets would not be less than the sum of its total liabilities. Furthermore, because funds for the payment of the dividends by the Corporation must come primarily from the earnings of the Bank, restrictions on the amount of dividends that the Bank may pay also restrict the amount of funds available for payment of dividends by the Corporation.

          LIQUIDATION

          Upon any liquidation, dissolution, or winding up of the affairs of the Corporation, the holders of Common Stock are entitled to share ratably in the assets legally available for distribution to the Common Shareholders.

          OTHER MATTERS

          Holders of the Common Stock do not have preemptive rights with respect to the issuance of any securities of the Corporation. There are no sinking fund provisions applicable to the Common Stock. All outstanding Shares of Common Stock are, when issued, fully paid and nonassessable. Such shares are not redeemable at the option of the Corporation or holders thereof.

          The American Stock Transfer and Trust Company will serve as the registrar and transfer agent of the Corporation's Common Stock.

          STAGGERED BOARD OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

          The Corporation's Bylaws and Articles of Incorporation, both as amended, provide for a staggered Board of Directors. Under this staggered Board of Directors, the Board of Directors are divided into three classes of directors serving staggered three-year terms.

          A vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, can be filled only at the annual shareholder meeting succeeding the creation of the vacancy. Any director elected to the Board of Directors to replace another director will hold office for the unexpired term of the director he replaced. The holders of 75% of the voting power of the Corporation's voting stock have the power to remove directors, but only the shareholders voting at the next annual meeting of shareholders have the power to fill the vacancies created by such removal.

          Pursuant to shareholder action at the Annual Shareholder meeting held on April 13, 1999, any future amendment, repeal, or attempted adoption of any provision inconsistent with the above provisions shall require the affirmative vote of the holders of at least 75% of the voting power of the Corporation's voting stock.

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          ADOPTION OF THE MISSISSIPPI CONTROLLED SHARE ACT

          The Corporation has elected, effective May 1, 1999, to be governed by the Mississippi Controlled Share Act. In 1990, Mississippi adopted the Mississippi Controlled Share Act in response to perceived abuses related to tender offers and other transactions that result in a change of control of a corporation. The effect of adopting the Mississippi Controlled Share Act is to deprive a person acquiring "controlled shares" in an issuing public corporation from voting such shares unless approved by the holders of a majority of the shares that are not "interested shares." Basically, the term "controlled shares" is defined as the shares that when added to the shares already held, either alone or as part of a group, would enable the acquiror to have either (a) one-fifth or more but less than one-third of the voting power; (b) one-third or more but less than a majority voting power; or (c) a majority or more of all voting power. In the event of a controlled share acquisition (the direct or indirect acquisition of ownership of voting power over controlled shares), the acquiring person is required to file an acquiring person's statement with the company setting forth the number of shares acquired and certain other specified information. The company would then be required to call a special shareholders meeting for the purpose of considering the voting rights to be afforded the shares acquired or to be acquired in the controlled shares acquisition. At the meeting, the voting rights to be afforded the controlled shares are to be voted on by the voting shares other than the "interested shares," defined to include the shares owned by the acquiring person or group, the officers of the company, and any director of the corporation who is an employee of the company. Unless approved by the vote of a majority of the shares other than the interested shares, the controlled shares are afforded no voting rights.

          Pursuant to shareholder action at the Annual Shareholder meeting held on April 13, 1999, any future amendment, repeal, or attempted adoption of any provision inconsistent with the Mississippi Controlled Share Act shall require the affirmative vote of the holders of at least 75% of the voting power of the Corporation's voting stock.

          SHAREHOLDERS RIGHTS AGREEMENT

          On April 13, 1999, the Shareholders of the Corporation adopted a Shareholder Rights Agreement. The Shareholder Rights Agreement provides for the issuance of rights to purchase additional shares of the Common Stock ("Rights") and contains provisions that are designed to protect shareholders in the event of an unsolicited attempt to acquire the Corporation. The implementation of the Shareholder Rights Agreement increases the Board of Directors' ability to represent effectively the interests of shareholders of the Corporation in the event of an unsolicited acquisition proposal by enabling it, among other things, to assure the various constituencies of the Corporation (i.e., its creditors, customers, employees, etc.) that the Corporation's stability can be maintained in a takeover environment. In addition, the Shareholder Rights Agreement will give the Board of Directors more time and the opportunity to evaluate an offer and exercise its good faith business judgment to take appropriate steps to protect and advance shareholder interests by negotiating with the bidder, auctioning the Corporation, implementing a recapitalization or restructuring design as an alternative to the offer, or taking other action.

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          The Rights are not intended to prevent a takeover of the Corporation and will not preclude a successful cash tender offer for all of the outstanding shares of Common Stock coupled with a requirement for the tender of Rights formerly attached to such shares. However, the Shareholder Rights Agreement should discourage most efforts to acquire the Corporation (short of such an all inclusive tender offer) in a manner or on terms not approved by the Board of Directors. The Rights may be redeemed by the Corporation at a redemption price of $.001 per Right, and thus they should not interfere with any merger or other business combination approved by the Board of Directors nor affect any prospective offeror willing to negotiate in good faith with the Board of Directors.

          Distribution of the Rights will not in any way alter the financial strength of the Corporation or interfere with its business plans. The distribution of the Rights is not dilutive, does not effect reported earnings per share, is not taxable either to the recipient or to the Corporation, and will not change the way in which shareholders can currently trade shares of the Corporation's common stock. However, under certain circumstances, more specifically described below, exercise of the Rights may be dilutive or affect
reported earnings per share.   Set forth below is a summary of specific
provisions of the Shareholders Rights Agreement.

          DIVIDEND DECLARATION; PURCHASE PRICE. The Board of Directors of the Corporation will declare a dividend distribution of one purchase right (a "Right") for each outstanding share of Common Stock, $.20 par value (the "Common Stock"), of the Corporation. The distribution will be payable on a future record date (the "Rights Record Date") to the shareholders of record on that date and a Right will be included with each new share of Common Stock issued after that date. Each Right will entitle the registered holder to purchase from the Corporation one share of Common Stock of the Corporation at a price of $150.00 per share (the "Purchase Price"), subject to adjustment in specified circumstances.

          COMMON STOCK CERTIFICATES EVIDENCING RIGHTS. Initially, the Rights are not exercisable, and only become exercisable upon the occurrence of a Distribution Date, as described below. Certificates for the Rights will not be sent to shareholders, and the Rights will attach to and trade only together with the Common Stock until the Distribution Date. Accordingly, Common Stock certificates outstanding on the Rights Record Date evidence the Rights related thereto, and Common Stock certificates issued after the Rights Record Date will contain a notation incorporating the Rights Agreement by reference.

          DISTRIBUTION DATE. The Rights will separate from the Common Stock ("Distribution Date") upon the earlier of (i) ten business days following a public announcement (the "Share Acquisition Date") that a person or group of affiliated or associated persons (an "Acquiring Person"), other than the Corporation or certain other exempt persons, has acquired or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock of the

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Corporation, or (ii) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer by any person or group of affiliated or associated persons, (after the acquisition of 20% or more that person also being an "Acquiring Person") other than the Corporation or certain other exempt persons, the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 20% or more of such outstanding Common Stock.

          ISSUANCE OF RIGHT CERTIFICATES; EXPIRATION OF RIGHTS. If the Distribution Date occurs, then as soon as practical following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire ten
(10) years from the date they are declared (the "Expiration Date"), unless earlier redeemed by the Corporation as described below.

          RIGHT TO BUY CORPORATION COMMON STOCK AT HALF PRICE. Unless the Rights are earlier redeemed, in the event that a person (other than an exempt person) becomes the beneficial owner of 20% or more of the Corporation's Common Stock then outstanding, then proper provision will be made so that each holder of a Right (other than Rights that were beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the Purchase Price. In other words, a shareholder who owned one right to buy a share of stock at $150 per share would have the right to buy $300 worth of stock (valued at the public market price at that time) for a purchase of $150.

          RIGHT TO BUY ACQUIRING CORPORATION STOCK AT HALF PRICE. Similarly, unless the Rights are earlier redeemed, in the event that, after there is an Acquiring Person, (i) the Corporation were to be acquired in a merger or other business combination transaction in which the Corporation was not the surviving corporation or in which the Corporation's outstanding Common Stock were changed or exchanged for stock or assets of another person or (ii) fifty percent (50%) or more of the Corporation's consolidated assets or earning power were to be sold (other than transactions in the ordinary course of business), proper provision will be made so that each holder of a Right (other than Rights that were beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

          REDEMPTION. At any time on or prior to the close of business on the earlier of (i) the Expiration Date, or (ii) the occurrence of an event whereby the Rights are

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exercisable for Common Stock of the Corporation (or of the Acquiring
Corporation, as the case may be), the Corporation may redeem the Rights in whole, but not in part, at a price of $.001 per Right ("Redemption Price"). Immediately upon the action of the Board of Directors authorizing redemption of the rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          NO SHAREHOLDERS' RIGHTS PRIOR TO EXERCISE. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation (other than rights resulting from such holder's ownership of Common Stock), including, without limitation, the right to vote or to receive dividends.

ITEM 2.  EXHIBITS

          Pursuant to Instruction II to Item 2, the required exhibits are incorporated by reference from the documents identified below, which have previously been filed with the Securities and Exchange Commission:

1.  Form 10 filed with the SEC on June 21, 1999; and

2.  Amendment Number 1 to Form 10 filed with the SEC on August 11, 1999.


                  [Remainder of Page Left Intentionally Blank]

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ITEM 3.  CERTIFICATE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              CITIZENS HOLDING COMPANY



                              By:  /s  J. Steve Webb,
                                 ------------------------------
                                 Chairman, President and Chief Executive Officer

Dated: August 24, 1999

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